Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC The undersigned hereby appoints Charles Gillespie and Michael Quartieri (the "Named Proxies"), and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Gambling.com Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. WHEN THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS' RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. This proxy is being solicited on behalf of the Board of Directors PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Gambling.com Group Limited Annual General Meeting of Shareholders For Shareholders of record as of March 25, 2025 Wednesday, May 14, 2025 (5:30 PM, Eastern Time) The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina 28209 P.O. BOX 8016, CARY, NC 27512-9903 Internet: www.proxypush.com/GAMB • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 5:29 PM, Eastern Time, May 13, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Gambling.com GROUP

Gambling.com Group Limited Annual General Meeting of Shareholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1, 2, 3, 4 AND 5

	PROPOSAL	YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
		FOR	AGAINST	ABSTAIN	
1.	To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2024, together with the reports of the directors and the auditor.	☐	☐	☐	**FOR**
2.	To re-appoint Susan Ball as a Class I director of the Company.	☐	☐	☐	**FOR**
3.	To appoint Fintan Costello as a Class I director of the Company.	☐	☐	☐	**FOR**
4.	To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2026.	☐	☐	☐	**FOR**
5.	To authorize the audit committee to fix the remuneration of the auditors.	☐	☐	☐	**FOR**

☐ **Check here if you would like to attend the meeting in person.**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

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